UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 11)1

Pulse Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74587B 10 1

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

BAKER HOSTETLER LLP

45 Rockefeller Plaza

New York, New York 10111

(212) 589-4233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of  this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74587B 10 1

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		26,754,809*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

26,754,809*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,754,809*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.1%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 26,262,740 Shares, including (a) 187,853 Shares underlying certain options and (b) 5,683,163 Shares underlying Warrants (as defined and described in Item 4) each exercisable within 60 days hereof, held by Mr. Duggan and (ii) 492,069 Shares held by Genius Inc., including 81,025 Shares underlying Warrants. This does not include options which are not exercisable in 60 days from the date hereof.

CUSIP No. 74587B 10 1

1	NAME OF REPORTING PERSON

GENIUS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		492,069*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

492,069*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

492,069*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%*
14	TYPE OF REPORTING PERSON

CO

* Represents 492,069 Shares held by Genius Inc., including 81,025 Shares underlying Warrants.

CUSIP No. 74587B 10 1

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (the “Amendment No. 11”). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 20,391,724 Shares owned directly by Mr. Duggan is approximately $194,826,879, including brokerage commissions. The 5,683,163 Warrants owned by Mr. Duggan were acquired in connection with the Offering (as defined and described in Item 4). Such Shares and such Warrants were acquired with personal funds. Mr. Duggan received his stock options in connection with his service on the board of directors of the Issuer (the “Board”). The aggregate purchase cost of the 411,044 Shares owned by Genius Inc., which Mr. Duggan is the sole shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $4,305,794, including brokerage commissions. The 81,025 Warrants owned by Genius Inc. were acquired in connection with the Offering. Such Shares and such Warrants were acquired with working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 9, 2022, Mr. Duggan acquired an aggregate of 5,683,163 units, which consist of one Share and one warrant to purchase one Share (the “Units”) at a price of $2.05 per Unit following the exercise of his basic and over-subscription privileges in connection with the Issuer’s subscription rights offering (the “Offering”) and Genius Inc. acquired an aggregate of 81,025 Units at a price of $2.05 per Unit following the exercise of its basic and over-subscription privileges in connection with the Offering. Each Warrant is exercisable for one Share at an exercise price equal to $2.05. The Warrants are exercisable immediately and expire on June 9, 2027.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon (a) 37,119,352 Shares outstanding, which is the total number of Shares outstanding as of June 9, 2022, as reported in a press release, dated June 9, 2022, issued by the Issuer in connection with the closing of the Offering, (b) with respect to Mr. Duggan, 5,683,163 Warrants owned by Mr. Duggan, and with respect to Genius, 81,025 Warrants owned by Genius, and (c) with respect to Mr. Duggan, 187,853 Shares underlying certain options exercisable within sixty days hereof.

A.	Genius Inc.
a)	As of the close of business on June 9, 2022, Genius Inc. beneficially owned 492,069 Shares, including 81,025 Shares underlying Warrants exercisable within sixty days hereof

Percentage: Approximately 1.3%

b)	1. Sole power to vote or direct vote: 492,069

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 492,069

4. Shared power to dispose or direct the disposition: 0

c)	Other than the 81,025 Units acquired pursuant to the exercise of its basic and over-subscription privileges in connection with the Offering, Genius Inc. has not entered into any transactions in the Shares during the past sixty days.

B.	Mr. Duggan
a)	As of the close of business on June 9, 2022, Mr. Duggan directly owned 26,754,809 Shares, including 187,853 Shares underlying certain options and 5,683,163 Shares underlying Warrants each exercisable within sixty days hereof. As the sole shareholder of Genius Inc., Mr. Duggan may be deemed the beneficial owner of the 492,069 Shares owned by Genius Inc., including 81,025 Shares underlying Warrants exercisable with sixty days hereof.

Percentage: Approximately 62.1%

b)	1. Sole power to vote or direct vote: 26,754,809

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 26,754,809

4. Shared power to dispose or direct the disposition: 0

c)	Other than the 5,683,163 Units acquired pursuant to the exercise of his basic and over-subscription privileges in connection with the Offering and the options received by Mr. Duggan in connection with his service on the Board as set forth in Item 6, Mr. Duggan has not entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Offering and the Warrants as set forth in Item 4 is incorporated herein by reference.

On May 19, 2022, Mr. Duggan received 20,000 and 110,467 options to purchase Shares in connection with his service on the Board referencing an aggregate of 130,467 Shares, each with an exercise price of $2.14 and which expire on May 19, 2032, which vest in equal monthly installments over a one year period and equal quarterly installments over a one year period, respectively, subject to Mr. Duggan’s continued service on the Board through each vesting date.

CUSIP No. 74587B 10 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2022

GENIUS INC.

By:	/s/ Martin Bittner
	Name:	Martin Bittner
	Title:	Chief Operating Officer

/s/ Robert W. Duggan
Robert W. Duggan